Exhibit 99.1

RISK FACTORS

You should carefully consider the following factors in addition to the other information set forth in our Annual Report on Form 10-K before making any investment decisions with respect to our common stock or other securities. If any of the events described below actually occur, our business, financial condition or operating results could be adversely affected in a material way. This could cause the trading prices of our securities to decline significantly.

Industry Risks

Industry Earnings Cyclicality—Imbalances of supply and demand for containerboard affect the price at which we can sell containerboard and, as a result, could result in lower selling prices and earnings.

The price of containerboard could fall if the supply of containerboard available for sale in the market exceeds the demand. The demand for containerboard is driven by market needs for containerboard in the United States and abroad to manufacture corrugated shipping containers. Market needs or demand are driven by both global and U.S. business conditions. If supply exceeds demand, prices for containerboard could decline, resulting in decreased earnings and cash flow.

From time to time, we have taken downtime (or slowbacks) at some of our mills to balance our production of containerboard with the market demand for our containerboard, and we may continue to do so in the future. Some of our competitors have also temporarily closed or reduced production at their containerboard mills, some of which could reopen and increase production capacity. This could result in a supply and demand imbalance and cause prices to fall.

Competition—The intensity of competition in the containerboard and corrugated packaging industry combined with the commodity nature of containerboard could result in downward pressure on pricing, which could lower earnings.

PCA operates in an industry that is highly competitive, with no single containerboard or corrugated packaging producer having a dominant position. Containerboard cannot generally be differentiated by producer, which tends to intensify price competition. The corrugated packaging industry is also sensitive to price fluctuations, as well as other factors including innovation, design, quality and service. To the extent that one or more competitors are more successful with respect to any key competitive factor, our business could be adversely affected. Our products also compete, to some extent, with various other packaging materials, including products made of paper, plastics, wood and various types of metal. The intensity of containerboard competition and the commodity nature of containerboard, plus the intensity of corrugated packaging competition, could lead to a reduction in our market share as well as lower prices for our products, both of which could reduce our earnings.

Company Risks

Cost of Wood Fiber—Dependence on external wood fiber sources could lead to higher costs and lower earnings for PCA.

During 1999 and 2000, PCA sold 800,000 acres of owned timberlands. In connection with these sales, we entered into supply agreements at market prices for wood fiber to be consumed at three of our four mills. In addition to these supply agreements, PCA also secures wood fiber from various other sources at market prices.

Because we do not own any timberlands, we are more vulnerable to changes in availability of wood fiber in areas adjacent to our mills than those of our competitors who do, and therefore could face higher wood fiber costs, both in terms of the cost of the wood fiber itself as well as the transportation costs to get the wood fiber to our mills.

If higher wood fiber costs occur, PCA may, to a greater extent than some of our competition who own timberlands, be more impacted by wood cost increases, resulting in increased manufacturing costs, leading to reduced PCA earnings.

Cost of Recycled Fiber—An increase in the cost of recycled fiber could increase our containerboard manufacturing costs, lowering our earnings.

PCA purchases recycled fiber for use at three of its four containerboard mills. PCA currently purchases, net of recycled fiber generated at its box plants, approximately 400,000 tons of recycled fiber per year.

The increase in demand of products manufactured, in whole or in part, from recycled fiber on a global basis has caused an occasional tightness in the supply of recycled fiber. These periods of supply and demand imbalance have tended to create significant price volatility. We expect that periods of above average recycled fiber costs and overall price volatility will continue, which could result in earnings volatility.

Cost of Purchased Energy—An increase in the cost of purchased energy, particularly natural gas and fuel oil, could lead to higher manufacturing costs, resulting in reduced earnings.

PCA has the capability to use various types of purchased fuels in its manufacturing operations, including coal, bark, natural gas and fuel oil. Energy prices, in particular prices for fuel oil and natural gas, have fluctuated dramatically in the past and have risen substantially in recent years. These fluctuations impact our manufacturing costs and result in earnings volatility. If energy prices rise, our production costs will increase, which will lead to higher manufacturing costs and reduced earnings.

Environmental Matters—PCA may incur significant environmental liabilities with respect to both past and future operations.

We are subject to, and must comply with, a variety of federal, state and local environmental laws, particularly those relating to air and water quality, waste disposal and the cleanup of contaminated soil and groundwater. Because environmental regulations are constantly evolving, we have incurred, and will continue to incur, costs to maintain compliance with those laws. In our 2004 Annual Report on Form 10-K, we provide certain estimates of expenditures we expect to make for environmental compliance in the next few years. See “Environmental Matters” included in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Although we have established reserves to provide for future environmental liability, these reserves may not be adequate.

Restrictions Imposed by the Senior Credit Facility, the Receivables Revolving Credit Facility and the Indenture Governing our Notes—Our operating flexibility is limited in significant respects by the restrictive covenants in our senior credit facility, the receivables revolving credit facility and the indenture governing our notes.

Our senior credit facility, receivables revolving credit facility and the indenture governing our notes impose restrictions on us that could increase our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for and reacting to changes in our business and industry. Specifically, these restrictions limit our ability, among other things, to:

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•         incur liens;

•         enter into certain transactions with affiliates;

•         enter into sale and leaseback transactions; and

•         merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of PCA.

Major Stockholder; Potential Conflicts—The interests of our major stockholder could conflict with those of the other holders of our common stock.

Our largest stockholder, PCA Holdings, LLC, an entity controlled by Madison Dearborn Partners, holds 44,098,010, or 41.1%, of our outstanding shares of common stock as of March 3, 2005. As a result, Madison Dearborn Partners has had and will continue to have substantial influence on the outcome of the vote on all matters submitted to a vote of our stockholders, including the election of directors. The interests of Madison Dearborn Partners could conflict with the interests of the other holders of our common stock.

Investment Risks

Availability of Significant Amounts of Common Stock for Sale—The market price of our common stock could be adversely affected as a result of the availability of a significant amount of our common stock for sale.

PCA Holdings currently has registration rights that require us to register its shares of common stock under the Securities Act at our expense. The future sale of a substantial number of shares of PCA’s common stock held by PCA Holdings in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

Potential Impediments to a Change of Control—Some of the provisions of our charter documents and the presence of a large stockholder could discourage acquisition proposals by third parties and could delay, deter or prevent a change in control.

Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, to issue shares of preferred stock in one or more series without stockholder approval. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and for other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from seeking to acquire, a majority of our outstanding voting stock. The presence of a significant stockholder may also deter a potential acquirer from making a tender offer or otherwise attempting to obtain control of PCA, even if that might be favorable to PCA or PCA’s other stockholders.